Exhibit 5.1

[Letterhead of American International Group, Inc.]

September 18, 2013

American International Group, Inc.,

180 Maiden Lane,

New York, New York 10038

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of $25,000,000 principal amount of Medium-Term Notes, Series H, Senior Unsecured Floored Floating Rate Notes due September 18, 2023 (the “Notes”), of American International Group, Inc., a Delaware corporation (the “Company”), pursuant to the Indenture, dated as of October 12, 2006, as amended by the Fourth Supplemental Indenture, dated as of April 18, 2007, and the Eighth Supplemental Indenture, dated as of December 3, 2010 (as so amended, the “Indenture”), in each case between the Company and The Bank of New York Mellon, as Trustee (the “Trustee”), I, as an Associate General Counsel and Assistant Secretary of the Company, have examined such corporate records, certificates and other documents, and such questions of law, as I have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, I advise you that, in my opinion, the Notes constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

American International Group, Inc.	-2-

The foregoing opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware, and I am expressing no opinion as to the effect of the laws of any other jurisdiction.

I have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by me to be responsible, and I have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee, that the Specimen Master Medium-Term Note, Series H, dated May 3, 2013 (“Master Note”), conforms to the specimen thereof examined by me, that the Trustee’s certificate of authentication of the Master Note has been manually signed by one of the Trustee’s authorized officers, that the Trustee has made an appropriate entry on Schedule A to the Master Note identifying the Notes as Supplemental Obligations (as such term is defined in the Master Note) in accordance with the instructions of the Company, that the Notes have been delivered against payment as contemplated in the Company’s Registration Statement on Form S-3, as amended by Post-Effective Amendment No. 1 thereto (File No. 333-182469), relating to the Notes, and that the signatures on all documents examined by me are genuine, assumptions that I have not independently verified.

I hereby consent to the filing of this opinion as an exhibit to the Company’s Current Report on Form 8-K, filed on the date hereof. In giving this consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ James J. Killerlane III